November 28, 2005

Mr. Scott Anderegg
Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, DC 20549

         Re:      Hurley Exploration Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 Filed November 11, 2005
                  File No. 333-126900


Dear Mr. Anderegg:

We represent Hurley Exploration Inc. ("Hurley"). We are in receipt of your letter dated November 17, 2005 regarding the above referenced filing and the following are our responses:

1. We note your response to comment 3 in our letter dated August 22, 2005 and the revisions you have made in your Management's Discussion and Analysis. However, you still need to reconcile your risk factor discussion and Management's Discussion and Analysis discussion as it relates to your growth strategy. In your risk factor section you focus on acquiring suitable companies while your Management's Discussion and Analysis discusses acquiring suitable exploration properties. Please revise.

     Answer: The SB-2 has been revised to reconcile the risk factor discussion and Management's Discussion and Analysis discussion as it relates to the Company's growth strategy to clarify that the Company will look to acquire suitable exploration properties.


2. Please update your registration statement to include financial statements for the period ended September 30, 2005. See Item 310(g) of Regulation S-B.

     Answer: The SB-2 has been updated to include financial statements for the period ended September 30, 2005.




Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
   --------------------
   GREGG E. JACLIN